UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
W
ASHINGTON
, DC 20549

FORM
11-K

☒	A NNUAL R EPORT P URSUANT TO S ECTION 15(d) OF THE S ECURITIES E XCHANGE A CT OF 1934
For fiscal year ended December 31, 2025

☐	T RANSITION R EPORT P URSUANT TO S ECTION 15(d) OF THE S ECURITIES E XCHANGE A CT OF 1934
For the transition period from

to

Commission File Number:
001-13354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BMO 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario
Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2025 and 2024, and supplemental information, together with the reports thereon of the Independent Registered Public Accounting Firms dated June 22, 2026 (from KPMG LLP) and June 20, 2025 (from GJC CPA’s & Advisors). The required financial statement schedules are included in the supplemental information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibits:

Exhibit 23.1 – The consent of KPMG LLP

Exhibit 23.2 – The consent of GJC CPA’S & ADVISORS

BMO 401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
(With Supplemental Information)
For the Years Ended December 31, 2025 and 2024
(With Reports of Independent Registered Public Accounting Firms)

BMO 401(k) SAVINGS PLAN

KPMG LLP Aon Center Suite 5500 200 E. Randolph Street Chicago, IL 60601-6436
Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator
BMO 401(k) Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the BMO 401(k) Savings Plan (the Plan) as of December 31, 2025, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG
International Limited, a private English company limited by guarantee.

Auditors’ Report on the 2024 Financial Statements
The 2024 financial statements of the BMO 401(k) Savings Plan were audited by predecessor auditors whose report dated June 20, 2025, expressed an unmodified opinion on those financial statements.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2025.
Chicago, Illinois
June 23, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 20, 2025
To the Benefits Administration Committee
BMO Financial Corp.
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the BMO 401(k) Savings Plan (the “Plan”) as of December 31, 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, as well as the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Bank America Tower	PNC Center
110 N. Wacker Drive	201 E. 5th Street	1001 Woodward Avenue
Suite 2500	Suite 1900-1239	Suite 850
Chicago, Illinois 60606	Cincinnati, Ohio 45202	Detroit, Michigan 48226
Tel: (872) 465-1330	Tel: (513) 766-9415	Tel: (313) 965-2655

An Independent Member of the BDO Alliance USA

Benefits Administration Committee
BMO Financial Corp.
June 20, 2025
Page Two
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONTINUED)
Basis for Opinion (continued)
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ GJC CPA’S & ADVISORS
Chicago, Illinois
We began serving as the Plan’s auditor in 2009 and became the predecessor auditor in 2025.

BMO 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2025 and 2024

	2025		2024
Assets:
Investments at fair value (Notes 2 and 3):
Registered investment companies	$442,383,629		$290,552,712
Common and collective trusts	4,586,307,483		4,163,299,428
Common stock – Bank of Montreal	176,981,909		137,890,385
Cash and cash equivalents	-0	-	10,194,059

Total Investments at Fair Value	5,205,673,021		4,601,936,584

Investments measured at contract value (Note 4):
Fully benefit-responsive investments	343,624,190		308,569,979

Total Investments	5,549,297,211		4,910,506,563

Notes receivable from participants	63,463,046		61,096,247

Net Assets Available for Benefits	$5,612,760,257		$4,971,602,810

See accompanying notes to the financial statements.

BMO 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2025 and 2024

	2025		2024
Additions:
Contributions:
Participant contributions	$190,453,717		$184,725,308
Employer contributions	160,997,580		155,015,106
Rollovers	31,170,050		32,958,053

Total Contributions	382,621,347		372,698,467

Interest and dividend income (net of investment expenses)	23,176,239		23,290,648
Interest income on notes receivable from participants	4,440,221		3,830,012
Net appreciation in fair value of investments	746,353,188		602,128,832

Total Additions	1,156,590,995		1,001,947,959

Deductions:
Benefits paid to participants	514,261,597		564,786,252
Deemed distributions	-0	-	2,539,046
Administrative expenses	1,171,951		1,094,082

Total Deductions	515,433,548		568,419,380

Change in Net Assets Available for Benefits	641,157,447		433,528,579

Net Assets Available for Benefits, Beginning of Year	4,971,602,810		4,538,074,231

Net Assets Available for Benefits, End of Year	$5,612,760,257		$4,971,602,810

See accompanying notes to the financial statements.

BMO 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the BMO 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a contributory, defined contribution pension plan administered by the Benefits Administration Committee (the “Administration Committee”) of BMO Financial Corp. (“BFC”) covering all regular full-time
and
part-time
employees of BMO Bank N.A. and affiliated companies, as well as the U.S. employees of Bank of Montreal and its U.S. subsidiaries (collectively, “BMO U.S.”). The employees covered by the Plan are referred to collectively as the “participants.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
Eligibility
All regular
full-time
and
part-time
employees of BMO U.S., other than leased, contracted, or
work-study
employees, are eligible to begin participation in the Plan on their date of hire or the date they transfer to BMO U.S. from a
non-U.S.
affiliate or subsidiary of Bank of Montreal.
Administration
Empower Trust Company, LLC (“Empower”) is the trustee and administrator of the Plan.
Contributions
Participants are automatically enrolled 30 days after becoming eligible with a pre-tax
contribution of five percent of their pay (as defined). Following a participant’s one-year
anniversary, the contribution rate automatically increases by one percent each January until a pre-tax
savings rate of 10 percent is reached. Alternatively, participants may elect to opt out, or choose to contribute from one percent to 75 percent of their pay (as defined) on a pre-tax
and/or Roth
after-tax
basis. Participants may also contribute an additional 401(k)
catch-up
contribution equal to one percent to 75 percent of their pay (as defined) on a pre-tax
and/or Roth
after-tax
basis starting January 1 of the year they reach age 50. Contributions are subject to the annual contribution limits as specified in the Internal Revenue Code of 1986, as amended (the “IRC”). An election made by the participant may also provide for an automatic increase either in the amount or rate of the participant’s 401(k) contributions.
Non-Roth
after-tax
contributions by participants are not permitted.

BMO 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 1 — DESCRIPTION OF THE PLAN
(CONTINUED)

Contributions (continued)

BFC makes 401(k) matching contributions to the participants’ accounts each pay period, dollar for dollar, up to the first five percent of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the Internal Revenue Service (the “IRS”), which is $350,000 in 2025 and $345,000 in 2024. Participants are immediately eligible to receive BFC’s matching contributions.
BFC makes employer
non-elective
contributions to the participants’ accounts each pay period, equal to two percent of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the IRS, which is $350,000 in 2025 and $345,000 in 2024. Participants are immediately eligible to receive BFC’s non-elective
contributions.
Participants may also make rollover contributions representing distributions from other qualified retirement plans or individual retirement accounts. Such rollover contributions are made in cash and must meet the requirements specified in the Plan document. Rollover contributions and any earnings thereon are immediately 100 percent vested.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, including eligible rollover contributions, allocations of the employer contributions, and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Each participant may direct the investment of his or her account balance among the available investment options, in accordance with the provisions of the Plan. Participants who do not make an investment election are automatically invested in a Qualified Default Investment Alternative, an age-appropriate
target date fund. A participant shares in the earnings and losses of the investment options in the ratio that his or her account invested in a fund bears to the total of all participants’ accounts invested in that fund.
Vesting
All participant and employer contributions are fully vested at all times, except for the employer’s non-elective
contributions, which require participants to attain three years of credited service to be fully vested. The Plan provides that a participant vests fully in the non-elective
contributions upon the date such participant ceases to be employed due to certain circumstances, such as long-term
disability, death, or involuntary termination due to a reduction in workforce.

BMO 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 1 — DESCRIPTION OF THE PLAN
(CONTINUED)

Forfeitures
If a participant was not vested in his or her
non-elective
contribution account when that individual’s employment terminated, the balance of the participant’s non-elective
contribution at the time of termination will be forfeited upon the earlier of the time the participant receives a distribution of the entire non-forfeitable
portion of all his or her account balances or the date the participant incurs five consecutive one-year
breaks in service.
Forfeitures are first applied to reduce future employer contributions, and any remaining forfeitures are applied to pay Plan expenses, as permitted. The unallocated forfeitures balance as of December 31, 2025 and 2024 were $106,199 and $758,196, respectively, and forfeitures used to
 reduce employer contributions were $3,601,473 for 2025 and $7,779,907 for 2024.
Payment of Benefits
Upon termination of employment, the participant’s account balance will be distributed as directed by the participant in a lump sum, subject to the limitations in the IRC. Participants also have the option of receiving their account balance in a series of monthly, quarterly, semi-annual,
or annual installments, or may request a partial withdrawal at any time, subject to the Plan’s terms.
While employed by BMO U.S., participants may have access to certain in-service
withdrawals if they qualify under the terms set forth by the Plan.
Notes Receivable from Participants
A participant may borrow from his or her account in accordance with the provisions of the Plan. Under the Plan’s terms, subject to certain restrictions as defined, the Administration Committee may allow a participant to borrow funds from the Plan. A participant may borrow an amount not in excess of the lesser of: (1) $
50,000
, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50 percent of the participant’s account balance. The minimum loan amount is $1,000. A participant can have up to two loans outstanding at any given time. The interest rate charged to the participant is fixed at the prime rate published in the
Wall Street Journal
on the last business day of the month in which the loan is drawn. Interest rates range from 3.25 percent to 9.50 percent in the loan fund as of December 31, 2025 and 2024.
Participants repay such loans with interest through payroll deductions or, upon termination of employment, by ACH or check. Principal and interest repayments are allocated to participants’ current investment options.

BMO 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 1 — DESCRIPTION OF THE PLAN
(CONTINUED)

Bank of Montreal Stock Fund
The Plan invests in common stock of Bank of Montreal (“BMO” on the New York Stock Exchange) through its BMO Stock Fund. The BMO Stock Fund may also hold cash or other short-term
securities, although these are expected to be a small percentage of the fund. Participants can invest any percentage of their contributions in the BMO Stock Fund, up to a maximum allocation of 25 percent. Participants may rebalance or reallocate their existing account balance into the BMO Stock Fund at any time, up to a maximum allocation of 25 percent. Certain trade restrictions apply to individuals identified as trading window restricted employees.
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by Bank of Montreal prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Administration Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.
Contributions
Participant contributions are recorded in the period that payroll deductions are made from participants. Employer contributions are recorded in the period to which they relate, as designated by BFC’s management.

BMO 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments
The Plan’s investments are stated at fair value, except for fully benefit-responsive investments, which are reported at contract value, as described in more detail in Note 4. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.
The Administration Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Administration Committee is composed of five or more senior officers appointed by the Human Resources Committee of BFC.
Shares of registered investment companies and units of common and collective trusts are valued at quoted market prices, which represent the net asset value (“NAV”) of shares or units held by the Plan at the end of the year.
Common stock is traded on organized exchanges or regulated over-counter-markets, which provide readily observable market prices.
Purchases and sales of securities are recorded on a
trade-date
basis. Gains and losses on sales of securities are based on average costs. Interest income is recognized on the accrual basis. Dividends are recognized on the ex-dividend
date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Fair Value Measurements
The Plan uses fair value measurements in preparing its financial statements, which utilize several inputs, including those that can be readily observable, corroborated, or are generally unobservable. The Plan utilizes market-based
data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Plan applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.
The measurement of fair value includes a hierarchy based on the quality of inputs used to measure fair value. Financial assets and liabilities are categorized into this three-level
fair value hierarchy, based on the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

BMO 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

The various levels of the fair value hierarchy are described as follows:

•
Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access at the measurement date

•
Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability

•	Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement
The use of observable market data, when available, is required in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the Administration Committee deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.

BMO 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Administrative Expenses
Administrative costs and expenses incurred in the administration of the trust or the Plan are paid from the Plan to the extent determined by BFC. Administrative costs and expenses include the trustee and the recordkeeper providing services to the Plan, as well as other administrative services. Certain additional expenses are paid by BFC.
Risks and Uncertainties
The Plan invests in various securities, including common stock, registered investment companies, and common and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is quite possible that changes in the value of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the financial statements.

BMO 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 3 — INVESTMENTS AND FAIR VALUE

The Plan’s fair value hierarchy for those assets that are measured at fair value on a recurring basis as of December 31,
2025
and 2024 are summarized as follows:

	Fair Value Measurements
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
2025
Assets:
Investments at fair value:
Registered investment companies	$442,383,629	$ - 0 -	$-0-	$442,383,629
Common and collective trusts	4,586,307,483	- 0 -	-0-	4,586,307,483
Common stock – Bank of Montreal	176,981,909	-0-	-0-	176,981,909

Total Investments at Fair Value	$5,205,673,021	$ - 0 -	$-0-	$5,205,673,021

2024
Assets:
Investments at fair value:
Registered investment companies	$290,552,712	$-0-	$-0-	$290,552,712
Common stock – Bank of Montreal	137,890,385	-0-	-0-	137,890,385
Cash and cash equivalents	10,194,059	-0-	-0-	10,194,059

Total Assets in the Fair Value Hierarchy	$438,637,156	$-0-	$-0-	438,637,156

Investments measured at NAV:
Common and collective trusts				4,163,299,428

Total Investments at Fair Value				$4,601,936,584

During 2025, the Plan’s management re-evaluated the fair value hierarchy classification of the investments in common and collective trusts. The Plan’s management determined the investment structure has a readily determinable fair value, and classified the investments as such in the disclosure. The 2024 comparative data has not been modified, and these positions remained recorded as NAV as a practical expedient. The Plan’s management determined that this is not material to the 2024 financial statements, and it does not affect net assets available for benefits as of December 31, 2024, or the change in net assets available for benefits for the year then ended.
There were no transfers in investments between Levels 1 and 2 for the years ended December 31, 2025 and 2024.
The Plan’s investments in common and collective trusts, which invest in equities and fixed income securities, may be redeemed at any time without any restrictions. There are no unfunded commitments to acquire additional units of these accounts as of December 31, 2025 and 2024.

BMO 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 4 — FULLY
BENEFIT-RESPONSIVE
INVESTMENTS

The Plan holds a portfolio of investment contracts that are directly effected with the issuer that comprise traditional investment contracts. These contracts meet the fully benefit-responsive
investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive
investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive
investment contracts is dependent on the
third-party
issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

•	The Plan’s failure to qualify under section 401(a) of the IRC or the failure of the trust to be tax exempt under section 501(a) of the IRC

•	Premature termination of the contracts

•	Plan termination or merger

•	Changes to the Plan’s prohibition on competing investment options

•	Bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•	An uncured violation of the Plan’s investment guidelines

•	A breach of material obligation under the contract

BMO 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 4 — FULLY
BENEFIT-RESPONSIVE
INVESTMENTS (CONTINUED)

•	A material misrepresentation

•	A material amendment to the agreements without the consent of the issuer
The investment contracts do not permit the issuers to terminate the agreements prior to the scheduled maturity date.
NOTE 5 — PLAN TERMINATION
Although it has not expressed any such intent, BFC has the right under the Plan to discontinue its contributions and terminate the Plan at any time. Upon termination, the trustee is required to make distributions to each participant in accordance with the Plan’s provisions.
NOTE 6 — INCOME TAX STATUS
On July 22, 2025, the IRS issued its most recent favorable determination letter with respect to the qualified status of the Plan. The favorable determination letter indicates that the terms of the Plan conform to the requirements of sections 401(a) and 401(k) of the IRC and, therefore, the related trust is exempt from taxation. BFC, therefore, also has a basis for deducting contributions to the Plan. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Administration Committee believes the Plan is operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not,
based on the technical merits, to be sustained upon examination by the IRS. The Administration Committee has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is also subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 7 — RELATED PARTIES AND
PARTIES-IN-INTEREST
Empower acts as the sole trustee over the Plan’s assets. All investment and trustee activities are monitored by the Administration Committee and the Benefits Investment Committee of BFC.

BMO 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2025 and 2024

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits between the financial statements and Form 5500 as of December 31, 2025 and 2024:

	2025	2024
Net assets available for benefits, financial statements	$5,612,760,257	$4,971,602,810
Fully benefit-responsive investments:
At contract value	(343,624,190)	(308,569,979)
At fair value	349,155,214	307,223,048

Net Assets Available for Benefits, Form 5500	$5,618,291,281	$4,970,255,879

The following are reconciliations of the change in net assets available for benefits between the financial statements and Form 5500 for the years ended December 31, 2025 and 2024:

	2025	2024
Change in net assets available for benefits, financial statements	$641,157,447	$433,528,579
Difference between fair value and contract value of fully benefit-responsive investments:
Beginning of year	1,346,931	-0	-
End of year	5,531,024	(1,346,931)

Change in Net Assets Available for Benefits, Form 5500	$648,035,402	$432,181,648

SUPPLEMENTARY INFORMATION

BMO 401(k) SAVINGS PLAN
(Federal Employer Identification Number:
51-0275712;
Plan Number: 001)
SCHEDULE H, LINE 4(i) —
SCHEDULE
OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

Party-in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
	Registered Investment Companies:
	BlackRock 80/20 Target Allocation Fund K	11,129,995 shares	(a)	$209,132,600
	BlackRock 60/40 Target Allocation Fund K	4,602,843 shares	(a)	74,520,033
	BlackRock 40/60 Target Allocation Fund K	1,925,400 shares	(a)	26,397,233
	BlackRock 20/80 Target Allocation Fund K	1,904,878 shares	(a)	22,153,733
	DFA Emerging Market Core Equity Fund	3,007,065 shares	(a)	87,445,448
	PIMCO All Asset Fund, Institutional Class	1,990,769 shares	(a)	22,734,582

				442,383,629

	Common and Collective Trusts:
	BlackRock LifePath Index Retirement Non-Lendable Fund H	22,391,304 shares	(a)	258,348,631
	BlackRock LifePath Index 2030 Non-Lendable Fund H	17,761,262 shares	(a)	217,209,580
	BlackRock LifePath Index 2035 Non-Lendable Fund H	18,272,078 shares	(a)	234,204,191
	BlackRock LifePath Index 2040 Non-Lendable Fund H	18,752,439 shares	(a)	251,228,299
	BlackRock LifePath Index 2045 Non-Lendable Fund H	22,217,328 shares	(a)	310,171,669
	BlackRock LifePath Index 2050 Non-Lendable Fund H	16,421,578 shares	(a)	237,014,281
	BlackRock LifePath Index 2055 Non-Lendable Fund H	11,365,030 shares	(a)	166,484,053
	BlackRock LifePath Index 2060 Non-Lendable Fund H	8,088,209 shares	(a)	118,657,255
	BlackRock LifePath Index 2065 Non-Lendable Fund H	3,794,255 shares	(a)	55,657,159
*	BNYM Mellon NSL Stock Index Fund, Institutional Class	1,062,757 shares	(a)	904,693,050
*	BNYM Mellon NSL Mid Cap Stock Index Fund, Institutional Class	326,260 shares	(a)	173,557,522
*	BNYM Mellon NSL Small Cap Stock Index Fund, Institutional Class	269,189 shares	(a)	134,979,474
*	BNYM Mellon NSL Aggregate Bond Index Fund, Institutional Class	384,655 shares	(a)	61,321,638
*	BNYM Mellon NSL ACWI ex-U.S. Fund, Institutional Class	365,545 shares	(a)	98,123,223
*	BNYM Mellon NSL TIPS Index Fund, Institutional Class	208,610 shares	(a)	32,941,599

BMO 401(k) SAVINGS PLAN
(Federal Employer
Identification
Number:
51-0275712
;
Plan Number: 001)
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) (CONTINUED)
December 31, 2025

Party-in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
	Common and Collective Trusts (continued):
	Commingled Pension Trust Fund (U.S. Analyst) of JPMorgan Chase Bank, N.A	7,728,704 shares	(a)	$859,509,154
	Jennison Small/Mid Cap Equity Fund of the Prudential Trust Company	508,720 shares	(a)	58,294,212
	MFS International Equity Fund , Class 3A	5,971,526 shares	(a)	136,210,513
	Dimensional U.S. Small Cap CIT Fund, Class T	12,969,706 shares	(a)	153,691,017
	American Century High Yield Corporate CIT	4,720,103 shares	(a)	54,749,897
	TCW MetWest Total Return Bond Fund, Class Z1	5,714,609 shares	(a)	69,261,066

				4,586,307,483

	Common Stock:
*	Bank of Montreal	1,080,540 shares	(a)	176,981,909

	Fully Benefit-Responsive Investments:
	American General Life Insurance	Contract #GA-IM-0549-24005	(a)	57,175,055
	Met Tower Life	Contract #39829	(a)	57,177,266
	Nationwide Life Insurance	Contract #INV_BMO_IP_0324	(a)	57,184,028
	Pacific Life Insurance	Contract #G-027888.01.0001	(a)	57,178,214
	Prudential Insurance Company	Contract #GA-64412	(a)	57,175,691
	RGA	Contract #RGA00123	(a)	57,178,559
	Dreyfus	Cash equivalents	(a)	6,086,401

				349,155,214

	Notes Receivable from Participants:
*	Participant loans	Notes receivable; interest rates ranging from 3.25 percent to 9.50 percent and mature in 2026 through 2030	$-0-	63,463,046

				$5,618,291,281

*	– Represents party-in-interest
(a)	– These are participant-directed investments; therefore, the cost is not required to be reported.
There were no investment assets reportable as acquired and di
s
posed of
during
the year
ended
December 31, 2025.

SIGNATURES
Pursuant to the
requirements
of the Securities
Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BMO 401(k) SAVINGS PLAN

Date: June 23, 2026	/s/ Gary M. Hansen
Gary M. Hansen
Secretary
Benefits Administration Committee of BMO Financial Corp., its administrator